FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    June 2007

Commission File Number   000-30224

CRYPTOLOGIC LIMITED

Alexandra House
The Sweepstakes
Ballsbridge
Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☐..... Form 40-F...☒...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2007	CRYPTOLOGIC LIMITED Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

Poker’s hot hands hunt for heads in

CryptoLogic’s newest tournament innovation

In the new Headhunter Challenge, there’s cash for every player you eliminate

June 14, 2007 (Toronto, ON) – CryptoLogic Limited, a leading software developer to the global Internet gaming market, played another ‘ace’ today with an Internet poker industry first — a ‘headhunter’ tournament concept in which players win cash for every player they eliminate. The company also unveiled new features that allow players to learn and improve by reviewing key hands and identifying the turning point in every big match.

“CryptoLogic continues to blaze the Internet poker trail with software that gives players more entertainment, more information and more innovation,” said Javaid Aziz, CryptoLogic’s President and CEO. “The Headhunter Challenge tournament is an industry first and should be a major marketing draw for our customers. And with CryptoLogic’s new Tournament Key Hands Review tool, we’re giving players more tools than ever to improve their games – and their entertainment experience.”

Headhunter Challenge & Bounty Tournaments: Poker’s newest innovation

The Headhunter Challenge is a new type of multi-table poker tournament that allows players to earn cash for every ‘head’ they eliminate, plus any share they win of the overall prize pool. Skilled players should be careful, though, because the value of each player’s ‘head’ increases with everyone they eliminate, so the best players will be big targets.

Another new variant in CryptoLogic’s tournament line-up is the Bounty Tournament, which adds a cash bounty to the ‘heads’ of big-name entrants such as celebrities, professional poker players and leaderboard winners. In Bounty Tournaments, knocking out a big name will bring cash – over and above the normal fame and bragging rights.

CryptoLogic is launching www.headhunterchallenge.com to coincide with the new tournament format. This site will feature a game description, high-resolution screenshots, a step-by-step guide and links to CryptoLogic licensees where the game can be played.

Tournament Key Hands Review: An innovative tool for information and education

CryptoLogic’s Tournament Key Hands Review is a rich new information tool that provides a recap of every hand in which a player wins or loses 33% of their chips. Players can quickly analyze the strength of the hands they lost, identify the turning point of the match, and see where they played well or gave someone a really Bad Beat.

TEL (416) 545-1455  FAX (416) 545-1454

55 ST. CLAIR AVENUE WEST, 3RD FLOOR, TORONTO, CANADA M4V 2Y7

About CryptoLogic( (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes it one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a wholly-owned subsidiary of CryptoLogic, is responsible for the licensing of its gaming software and services to blue-chip customers who offer their games around the world to non-U.S. based players. For information on WagerLogic(, visit www.wagerlogic.com.

CryptoLogic’s common shares trade on the Toronto Stock Exchange (symbol: CRY), on the Nasdaq Global Select Market (symbol: CRYP) and on the Main Market of the London Stock Exchange (symbol: CRP). Shares of the CryptoLogic Exchange Corporation (symbol: CXY) trade on the Toronto Stock Exchange.

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For more information, please contact:

CryptoLogic, (416) 545-1455	Argyle Communications, (416) 968-7311 (North American media)
Ken Wightman, Communications	Karen Passmore, ext. 228/ kpassmore@argylecommunications.com
Dan Tisch, ext. 223/dtisch@argylecommunications.com

Corfin Communications (UK media only)
Ben Hunt, +44 207 929 8985
Neil Thapar, +44 207 929 8999
Harry Chathli, +44 207 979 8980

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.